SEC Mail Processing Section

NOV 29 2011

Washington, DC 105

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11023510

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Cooper, President 203-248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road, Vernon/Rockville, CT 06066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence S. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MCE 6/30/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants
Vernon, Connecticut

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

Contents

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

John C.A. Chick, CPA - Consultant

Ricky A. Frimpong, CPA
Ann M. Burnett, CPA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Corporation) as of September 30, 2011 and 2010, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc**. at September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pue, Chick, Leib + Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
November 15, 2011

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2011 AND 2010

ASSETS

		2011		2010
CURRENT ASSETS				
Cash and cash equivalents	$	30,255	$	30,385
Commissions receivable - allowable		25,379		27,267
Commissions receivable - unallowable		24,663		16,649
Other receivables		-		6,165
Prepaid expenses		6,409		10,385
Total Current Assets		86,706		90,851
FIXED ASSETS				
Equipment		49,457		48,892
Accumulated depreciation		(28,311)		(19,855)
Net Book Value		21,146		29,037
OTHER ASSETS				
Investment		164,874		142,657
Total Other Assets		164,874		142,657
TOTAL ASSETS	$	272,726	$	262,545

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

(Continued)

SEPTEMBER 30, 2011 AND 2010

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts payable	$ 3,441	$ 15,358
Accrued taxes and expenses	26,722	20,101
Current portion of note payable	6,139	5,809
Deferred taxes	13,500	13,100
Total Current Liabilities	49,802	54,368
NOTE PAYABLE, net of current portion	11,596	17,735
Total Liabilities	61,398	72,103
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	180,213	179,302
Accumulated other comprehensive income - net unrealized gains on investment (net of tax)	21,115	1,140
Total Stockholder's Equity	211,328	190,442
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 272,726	$ 262,545

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011		2010	
	Amount	Percent	Amount	Percent
REVENUE				
Commissions	$ 360,321	83.8%	$ 332,066	82.5%
Administrative fees	68,551	15.9%	69,567	17.3%
Interest income	1,143	0.3%	1,018	0.2%
Total Revenue	430,015	100.0%	402,651	100.0%
OPERATING EXPENSES	440,182	102.4%	400,651	99.5%
(LOSS) INCOME FROM OPERATIONS	(10,167)	-2.4%	2,000	0.5%
MISCELLANEOUS INCOME	73	0.0%	17,938	4.5%
(LOSS) INCOME BEFORE TAX	(10,094)	-2.3%	19,938	5.0%
INCOME TAX (BENEFIT) EXPENSE	(11,005)	-2.6%	7,885	2.0%
NET INCOME	911	0.2%	12,053	3.0%
OTHER COMPREHENSIVE INCOME, NET OF TAX				
Unrealized gain (loss) on available for sale securities	19,975	4.6%	(11,875)	-3.0%
OTHER COMPREHENSIVE INCOME	$ 20,886	4.9%	$ 178	0.0%

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance October 1, 2009	1,000	$ 10,000	$ -	$ 167,249	$ 13,015	$ 190,264
2010 Net income	-	-	-	12,053	-	12,053
2010 Unrealized loss net of tax	-	-	-	-	(11,875)	(11,875)
Balance September 30, 2010	1,000	10,000	-	179,302	1,140	190,442
2011 Net income	-	-	-	911	-	911
2011 Unrealized gain net of tax	-	-	-	-	19,975	19,975
Balance September 30, 2011	1,000	$ 10,000	$ -	$ 180,213	$ 21,115	$ 211,328

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 911	$ 12,053
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,456	8,228
Deferred taxes	(699)	1,325
(Increase) decrease in:		
Commission receivables	(6,126)	1,828
Other receivables	6,165	5,003
Prepaid expenses	3,976	15,490
Increase (decrease) in:		
Accounts payable	(11,917)	7,341
Accrued taxes and expenses	6,621	(12,455)
Net cash provided by operating activities	7,387	38,813
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(565)	(4,840)
Purchase of securities	(1,143)	(560)
Net cash used by investing activities	(1,708)	(5,400)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on note payable	(5,809)	(5,497)
Net cash used by financing activities	(5,809)	(5,497)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(130)	27,916
CASH AND CASH EQUIVALENTS - Beginning	30,385	2,469
CASH AND CASH EQUIVALENTS - Ending	$ 30,255	$ 30,385

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2011 AND 2010

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Business

CFS Securities, Inc. (Corporation) is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). While the corporation receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc., a related party affiliated by common ownership.

b) Basis of Presentation

The Corporation uses the accrual method of accounting for financial statement purposes.

c) Fixed Assets

All property and equipment is stated at cost. Major renewals, additions, and betterments are charged to the property accounts while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

d) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all investments in liquid time accounts purchased with a maturity of three months or less to be cash equivalents.

e) Investments

Available-for-sale securities are shown at market value.

f) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Corporation files its income tax returns on the cash basis of accounting and accrual basis receivables exceed payables.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

f) **Income Taxes** – Continued

Management of the Corporation evaluates all significant tax positions as required by US Generally Accepted Accounting Principles (GAAP). As of September 30, 2011, Management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Corporation's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2011, the Corporation's federal and state tax returns generally remain open for examination for three years from the date filed.

g) **Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

h) **Fair Value Measurement**

In accordance with GAAP, the Corporation classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

i) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 15, 2011, which represents the date the financial statements were available to be issued.

j) **Advertising Costs**

Advertising costs are deducted in the year incurred.

2. **COMMISSIONS RECEIVABLE**

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

3. **PREPAID EXPENSES**

Prepaid expenses consist of the following as of September 30:

	2011	2010
Prepaid Insurance	$4,174	$ 7,540
Prepaid Expense	1,469	1,670
Prepaid Payroll Taxes	766	1,175
	$6,409	$10,385

4. **INVESTMENTS**

Investments consist of the following as of September 30:

	2011	2010
Available-for-Sale Securities:		
5985 Shares of NASDAQ OMX Group, Inc. Stock at September 30, 2011 and 2010	$138,493	$116,289
562.624 and 539.556 shares of American Funds Capital Income Builder Class A Shares at September 30, 2011 and 2010, respectively	26,381	26,368
	$164,874	$142,657

The available-for-sale securities listed above have a cost basis of $142,059 and $140,917 as of September 30, 2011 and 2010, respectively. The net unrealized gains (losses) net of tax of $19,975 and $(11,875) are reported as other comprehensive income on the statements of income and comprehensive income for the years ended September 30, 2011 and 2010, respectively.

5. **FAIR VALUE MEASUREMENTS**

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of September 30, 2011 and 2010.

Fair Value Measurements
As of September 30, 2011 and 2010 using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2011:				
Available for sale Securities	$164,874	$ -	$ -	$164,874
Total	$164,874	$ -	$ -	$164,874
2010:				
Available for sale Securities	$142,657	$ -	$ -	$142,657
Total	$142,657	$ -	$ -	$142,657

6. **ACCRUED TAXES AND EXPENSES**

Accrued taxes and expenses consist of the following at September 30:

	2011	2010
Accrued Retirement Plan Contribution	$26,408	$13,541
Accrued Taxes	314	6,560
	$26,722	$20,101

See report of independent registered public accounting firm

7. **INCOME TAX**

The income tax (benefit) expense consisted of the following for the years ended September 30:

	2011	2010
Current:		
Federal	$ -	$4,258
State	-	2,302
Total	-	6,560
Deferred:		
Federal	(9,905)	925
State	(1,100)	400
Total	(11,005)	1,325
Total Current and Deferred	$(11,005)	$7,885

Net deferred tax liabilities of $13,500 and $13,100 at September 30, 2011 and 2010, respectively, are the result of the differences between the basis of assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2011	2010
Deferred tax assets:		
Accounts payable	$ 890	$ 6,143
Total deferred tax assets	890	6,143
Deferred tax liabilities:		
Accounts receivable	11,510	17,566
Depreciation	1,103	1,077
Net unrealized gain on investment	1,777	600
Total deferred tax liability	14,390	19,243
Net deferred tax liability	$13,500	$13,100

8. LONG-TERM DEBT

Long-term debt consists of the following as of September 30:

	2011	2010
Installment note payable, collateralized by a vehicle, monthly payment of $581 with interest of 5.54% through June 2014.	$17,735	$23,544
Current portion of long-term debt	(6,139)	(5,809)
Long-term debt, net of current portion	$11,596	$17,735

Aggregate principal payments of long-term debt are as follows for the next three years ending September 30:

2012	$ 6,139
2013	6,488
2014	5,108
Total	$17,735

9. LEASES

The Corporation sublets office space from Cooper Financial Services, Inc., a Company affiliated by common ownership, on a month to month basis for $1,400 per month. Included in rent are other charges for an offsite storage facility on an as needed basis.

10. RETIREMENT PLAN

The Corporation participates in a 401(k) profit sharing plan effective April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing.

11. RELATED PARTIES

Mr. Lawrence Cooper, the sole stockholder of CFS Securities, Inc., owns 49% of Cooper Financial Services, Inc., a company affiliated by common ownership. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental expense was $16,800 for the years ended September 30, 2011 and 2010. The Corporation, having common ownership with Cooper Financial Services, Inc. is also covered under the Cooper Financial Services, Inc. retirement plan and casualty and liability insurance policies. The Corporation has other receivables from Cooper Financial Services, Inc. of $0 and $6,165 at September 30, 2011 and 2010, respectively.

12. **CONCENTRATION**

The Corporation relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker dealer the Corporation receives fees on investments from various sources made by the clients of Cooper Financial Services, Inc.

13. **CONTINGENCIES**

The Corporation maintains a line of credit with Bank of America in the amount of $10,000. At September 30, 2011 and 2010, the Corporation did not have an outstanding balance.

14. **EXEMPTIONS**

As part of SEC reporting requirements, the Corporation is required to include a statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under Rule 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information under Rule 15c3-3, paragraph (k)(1). The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and also the company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

See report of independent registered public accounting firm

SUPPLEMENTARY INFORMATION

CFS SECURITIES, INC.
SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011		2010	
	Amount	Percent	Amount	Percent
OPERATING EXPENSES				
Officer's salary	$ 230,455	53.6%	$ 192,269	47.8%
Retirement plan	41,346	9.6%	13,541	3.4%
Office expense	33,245	7.7%	39,404	9.8%
Professional fees	27,234	6.3%	24,163	6.0%
Commissions	21,655	5.0%	22,163	5.5%
Rent	16,800	4.0%	16,800	4.2%
Insurance	12,956	3.0%	32,249	8.0%
Payroll taxes	10,089	2.3%	10,222	2.5%
Depreciation	8,456	2.0%	8,228	2.0%
Group insurance	8,177	1.9%	3,085	0.8%
Auto expense	7,755	1.8%	6,805	1.7%
Computer expenses	6,953	1.6%	11,151	2.8%
Licenses	5,936	1.4%	5,534	1.4%
Dues and subscriptions	2,370	0.6%	3,112	0.8%
Meals and entertainment	2,263	0.5%	2,778	0.7%
Equipment maintenance	1,478	0.3%	-	0.0%
Other taxes	1,192	0.3%	1,780	0.4%
Interest expense	1,158	0.3%	3,225	0.8%
Postage	293	0.1%	324	0.0%
Miscellaneous	169	0.0%	604	0.2%
Bank charges	90	0.0%	450	0.1%
Sales promotion	70	0.0%	477	0.1%
Telephone	42	0.0%	377	0.1%
Insurance - officer's life	-	0.0%	1,720	0.4%
Travel	-	0.0%	114	0.0%
Staff development	-	0.0%	76	0.0%
TOTAL OPERATING EXPENSES	$ 440,182	102.4%	$ 400,651	99.5%

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2011 AND 2010

	2011	2010
Total Assets	$ 272,726	$ 262,545
Less: Total Liabilities	61,398	72,103
Net Worth	211,328	190,442
Less: Non-allowable assets		
Other receivables	-	6,165
Prepaid and deferred taxes	6,409	10,385
Fixed assets	21,146	29,037
Commissions receivable - unallowable	24,663	16,649
Total	52,218	62,236
Tentative Net Capital	159,110	128,206
Less adjustments:		
(Discount on Money Market Account)	(14)	(14)
(Discount on Securities)	(24,732)	(21,398)
(Undue Concentration)	(19,274)	-
Net Capital	$ 115,090	$ 106,794

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE III - ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2011

Cash - Checking		$ 29,535
Cash - Money Market	720	
Less 2% Disallowance	14	
Total		706
Marketable Securities	164,874	
Less 15% Disallowance	24,732	
Total		140,142
Accounts Receivable - Allowable		
American Funds	20,428	
Nationwide	2,466	
Lincoln Financial	1,039	
SunAmerica	621	
Oppenheimer	493	
Alliance	232	
Pacific Life	78	
Eaton Vance	17	
Black Rock	5	
Total		25,379
Assets Deemed Allowable		$ 195,762

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 29,535	$ 720	$ 30,255
Commissions receivable - allowable	25,379	-	25,379
Commissions receivable - unallowable	25,451	(788)	24,663
Prepaid expenses	6,409	-	6,409
Total Current Assets	86,774	(68)	86,706
FIXED ASSETS			
Equipment	48,892	565	49,457
Accumulated depreciation	(28,293)	(18)	(28,311)
Net Book Value	20,599	547	21,146
OTHER ASSETS			
Investment	165,594	(720)	164,874
Total Other Assets	165,594	(720)	164,874
Total Assets	$ 272,967	$ (241)	$ 272,726

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULES IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2011

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities:			
Accounts payable	$ 2,041	$ 1,400	$ 3,441
Accrued taxes and expenses	30,773	(4,051)	26,722
Current portion of note payable	6,139	-	6,139
Deferred taxes	13,100	400	13,500
Total Current Liabilities	52,053	(2,251)	49,802
NOTE PAYABLE, net of current portion	11,596	-	11,596
Total Liabilities	63,649	(2,251)	61,398
STOCKHOLDER'S EQUITY			
Common stock	10,000	-	10,000
Retained earnings	199,318	(19,105)	180,213
Accumulated other comprehensive income -			
Net unrealized gain on investments (net of tax)	-	21,115	21,115
Total Stockholder's Equity	209,318	2,010	211,328
Total Liabilities and Stockholder's Equity	$ 272,967	$ (241)	$ 272,726

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2011

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
REVENUE			
Commissions and Fees	$ 360,321	$ -	$ 360,321
Administrative Fees	92,039	(23,488)	68,551
Interest Income	-	1,143	1,143
Total Revenue	452,360	(22,345)	430,015
OPERATING EXPENSES			
Officer's salary	230,455	-	230,455
Insurance	12,956	-	12,956
Licenses	5,936	-	5,936
Retirement plan	35,092	6,254	41,346
Bank charges	90	-	90
Office expense	33,245	-	33,245
Professional fees	27,234	-	27,234
Interest expense	1,356	(198)	1,158
Computer expenses	7,518	(565)	6,953
Dues and subscriptions	2,370	-	2,370
Postage	293	-	293
Rent	15,400	1,400	16,800
Meals and entertainment	2,263	-	2,263
Miscellaneous	169	-	169
Other taxes	1,192	-	1,192
Payroll taxes	10,300	(211)	10,089
Sales promotion	70	-	70
Depreciation	8,438	18	8,456
Equipment maintenance	1,478	-	1,478
Auto expense	7,755	-	7,755
Telephone	42	-	42
Group insurance	8,177	-	8,177
Commissions	21,655	-	21,655
Total Operating Expenses	433,484	6,698	440,182

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2011

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Operating Expenses - brought forward	$ 433,484	$ 6,698	$ 440,182
(LOSS) INCOME FROM OPERATIONS	18,876	(29,043)	(10,167)
MISCELLANEOUS INCOME	-	73	73
(LOSS) INCOME BEFORE TAX	18,876	(28,970)	(10,094)
INCOME TAX (BENEFIT) EXPENSE	-	(11,005)	(11,005)
NET INCOME	18,876	(17,965)	911
RETAINED EARNINGS - beginning	180,442	(1,140)	179,302
RETAINED EARNINGS - ending	$ 199,318	$ (19,105)	$ 180,213

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2011

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 272,967	$ (241)	$ 272,726
Less: Total Liabilities	63,649	(2,251)	61,398
Net Worth	209,318	2,010	211,328
Less: Non-allowable assets			
Other receivables	-	-	-
Prepaid expenses	6,409	-	6,409
Fixed assets	20,599	547	21,146
Commissions receivable - unallowable	25,451	(788)	24,663
Total	52,459	(241)	52,218
Tentative Net Capital	156,859	2,251	159,110
Less Adjustments:			
(Discount on money market account)	(14)	-	(14)
(Discount on securities)	(24,732)	-	(24,732)
(Undue concentration)	(19,274)	-	(19,274)
Net Capital	$ 112,839	$ 2,251	$ 115,090

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust unrealized gain on investments, deferred income taxes and reclass current portion of long-term debt and receivables.

See report of independent registered public accounting firm

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

John C.A. Chick, CPA - Consultant

Ricky A. Frimpong, CPA
Ann M. Burnett, CPA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
CFS Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of **CFS Securities, Inc.** for the years ended September 30, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by Rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Vernon, Connecticut
November 15, 2011